SECURITIES AND EXCHANGE COMMISSION
<P>
                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
<P>
                ROANOKE TECHNOLOGY CORP.
                     COMMON STOCK
<P>
                      770035 10 3
                     (CUSIP NUMBER)
<P>
                    539 Becker Drive
           Roanoke Rapids, North Carolina 27870
<P>
                   September 13, 1999
    -----------------------------------------------------
    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
<P>
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
<P>
(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
<P>
       Glenn Canady
<P>
(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
<P>
(3) SEC Use Only
<P>
(4) Source of Funds (See Instructions): PF
<P>
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
<P>
(6) Citizenship or Place of Organization:    United States
    of America
<P>
Number of Shares Beneficially Owned by Each Reporting Person
With
<P>
(7) Sole Voting Power: 20,000 (as of the Reporting and
                               Filing Date)
<P>
(8) Shared Voting Power: 0
<P>
(9) Sole Dispositive Power: 20,000 (as of the Reporting and
                                     Filing Date)
<P>
(10) Shared Dispositive Power: 0
<P>
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person:  20,000 (as of the Reporting and
                      Filing Date)
<P>
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
<P>
(13) Percent of Class Represented by Amount in Row (11):
    Less than 1% 20,000(as of the Reporting and Filing Date)
<P>
(14) Type of Reporting Person: IN
<P>
ITEM 1. SECURITY AND ISSUER.
<P>
Roanoke Technology Corp.
Common Stock, $.0001 par value.
539 Becker Drive
Roanoke Rapids, North Carolina 27870
<P>
ITEM 2. IDENTITY AND BACKGROUND.
<P>
(a) Name:        Glenn Canady
<P>
(b) Address:     1433 Georgia Avenue
                 Roanoke Rapids, North Carolina 27870
<P>
(c) Officer and Director of Issuer
<P>
(d) None.
<P>
(e) None.
<P>
(f) Citizenship. United States
<P>
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
<P>
The Reporting Person, Glenn Canady, acquired 15,000 shares
of the Issuer in a  private transaction with the President
of the Issuer, David L. Smith, Jr., on June 18, 1999 for
$1.00 per share. Subsequently, Mr. Canady acquired 5,000 shares of the Issuer in a private transaction with the President of the Issuer, David L. Smith, Jr., on August 5, 1999 for $1.00 per share.
<P>
ITEM 4. PURPOSE OF TRANSACTION.
<P>
The acquisition by the Reporting Person is based on the Issuer's status as a Reporting Company. On July 15, 1999, the Issuer filed a Form 10-SB with the Securities and
Exchange Commission, which became effective on September 13, 1999. At that point, Mr. Canady held 20,000 shares of
Common Stock of the Issuer, which represented less than 1%
of the issued and outstanding shares of the Issuer.
<P>
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
<P>
Glenn Canady currently holds 20,000 of the issued and outstanding common shares of the Issuer, or less than 1%
of the issued and outstanding shares. In addition, Mr. Canady holds options to purchase 200,000 common shares of the
Issuer at $1.00 per share at a rate of 50,000 shares per
year.  Such options expire March 1, 2003 and as of the
filing date, no options have been exercised.
<P>
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
<P>
The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.
<P>
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
<P>
(A)  Employment Agreement
<P>
                        SIGNATURE
<P>
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
<P>
Date: January 3, 2001    Signature:/s/ Glenn Canady
                                    -----------------------
                                       GLENN CANADY
<P>